UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number
001-13289

CUSIP Number
74153Q 10 2

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:          March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — Registrant Information

Full Name of Registrant:	Pride International, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office
(Street and Number):	5847 San Felipe
Suite 3300

City, State and Zip Code:	Houston, Texas 77057

Part II — Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐
     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, the Audit Committee of Pride’s Board of Directors is investigating allegations relating to improper payments to foreign government officials, as well as various accounting entries and internal control issues. In light of the status of the Audit Committee’s ongoing investigation, Pride has concluded that it cannot file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 until additional information is obtained.
Part IV — Other Information
     (1) Name and telephone number of person to contact in regard to this notification

Douglas G. Smith	(713)	789-1400
(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes       ☑ No
     Pride has not filed its annual report on Form 10-K for the year ended December 31, 2005.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes       ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     For the three months ended March 31, 2006, Pride expects to report income from continuing operations of $69.7 million ($0.40 per diluted share) on revenues of $566.9 million. For the three months ended March 31, 2005, Pride reported income from continuing operations of $18.3 million ($0.12 per diluted share) on revenues of $466.2 million. Pride expects to report net income of $70.5 million ($0.41 per diluted share) for the three months ended March 31, 2006. For the three months ended March 31, 2005, Pride reported net income of $18.3 million ($0.12 per diluted share).
     Results for the three months ended March 31, 2006 increased over the corresponding period in 2005 due primarily to increased business activity and dayrates for its rigs and included net gains on sales of assets of $17.5 million in the 2006 period compared with $3.5 million in the 2005 period.
     A presentation of Pride’s preliminary unaudited consolidated statement of operations for the three months ended March 31, 2006 and 2005 is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     Because preparation and completion of Pride’s financial statements in connection with its quarterly report on Form 10-Q for the quarter ended March 31, 2006 are ongoing, the financial information presented herein, including Exhibit 99.1 attached hereto, is preliminary, unaudited and subject to adjustment, which adjustments could be material.

SIGNATURE
     Pride International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PRIDE INTERNATIONAL, INC.
By:	/s/ Douglas G. Smith
Douglas G. Smith
Vice President, Controller and Chief Accounting Officer

Date: May 11, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pride’s unaudited consolidated statement of operations for the three months ended March 31, 2006 and 2005

5